SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

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The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

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CNH GLOBAL N.V.

Form 6-K for the month of May 2011

List of Exhibits:

1. Press Release entitled “CNH Construction Executive Urges Congress To Support Long-Term Infrastructure Funding”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 6, 2011

For Immediate Release

Contact:	Paula Inda	Jane Cooper
	CNH Construction	Cooper Hong Inc.
	+1 262 636 0447	+1 630 377 2555

CNH CONSTRUCTION EXECUTIVE URGES CONGRESS

TO SUPPORT LONG-TERM INFRASTRUCTURE FUNDING

Industry Leaders Brief Chairman and Ranking Members

of House Transportation and Infrastructure Committee

WASHINGTON, D.C. (May 5, 2011) – Jim Hasler, vice president of CNH Construction, North America, today joined other industry executives in briefing senior members of the House Transportation and Infrastructure Committee on the importance of long-term infrastructure funding to support America’s global competitiveness.

CNH Construction is a global manufacturer of construction equipment, with the industry-leading brands Case Construction Equipment, New Holland Construction and Kobelco America.

In briefings arranged by the Organization for International Investment, Hasler and his industry colleagues met individually with Rep. John Mica (R-Fla.), transportation and infrastructure committee chairman; Rep. Peter DeFazio (D-Ore.), ranking member of the committee; Rep. John Duncan (R-Tenn.), chairman of the subcommittee on highways and transit; and Rep. Jim Clyburn (D-S.C.), House assistant minority leader.

“It was important for CNH Construction to voice our support of the Chairman’s goal of prioritizing a long-term comprehensive infrastructure strategy that addresses sufficient funding and certainty in the market,” Hasler said.

(more)

Page Two / CNH Construction Executive Urges Long-Term Infrastructure Funding

“CNH applauds Chairman Mica’s leadership to complete a six-year highway bill by Memorial Day,” Hasler continued.

During his meetings with the congressmen, Hasler pointed out that the heavy construction equipment industry is a major contributor to the U.S. economy and substantially impacts the economy of every state and congressional district.

“At CNH Construction, we believe the nation urgently requires long-term infrastructure funding solutions,” Hasler said. He cited research showing that investment in the nation’s highways, bridges, water and transit infrastructure creates 18,000 jobs for every $1 billion spent.

Moreover, Hasler emphasized that infrastructure investment is critical to America’s ability to compete globally. “America can leave no options unexamined, and no alternatives unexplored as we search for and implement solutions to our important infrastructure needs. Our future competitiveness demands nothing less.”

Hasler said today’s meetings with representatives from both sides of the aisle may help coalesce bipartisan support for investment in our nation’s infrastructure, resulting in jobs and economic growth.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

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